GWG HOLDINGS, INC.

220 South Sixth Street, Suite 1200

Minneapolis, MN 55402

September 1, 2015

Via EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	GWG Holdings, Inc. — Request to Withdraw Registration Statement on Form S-1
SEC File No. 333-203879

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, I hereby request that the above-referenced registration statement, together with all amendments and exhibits thereto, be withdrawn effective immediately. This request is made based on the Company’s determination not to proceed with this offering. No securities have been offered and sold in connection with this offering.

We understand that this application for withdrawal will be effective immediately, although, pursuant to Rule 477 under the Securities Act of 1933, the Commission may within the next 15 days determine that the request should not be granted.

We thank you in advance. Should you have any questions, please call Paul Chestovich of Maslon LLP, counsel to GWG Holdings, Inc., at (612) 672-8305.

Very truly yours,

GWG Holdings, Inc.

/s/ Jon R. Sabes
JON R. SABES
Chief Executive Officer